Exhibit (a)(1)(E)
Form of Confirmation Message to Employees who Elect to Participate in the Offer to
Exchange Certain Outstanding Options and Stock-settled Stock Appreciation Rights for New Restricted Stock Awards
     Beazer Homes USA, Inc. has received your Election Form by which you elected to have some or all of your outstanding Eligible Awards (those options and/or stock-settled stock appreciation rights with an exercise price in excess of $26.00 per share and remain outstanding through the expiration of the Offer) cancelled in exchange for shares of restricted stock, subject to the terms and conditions of the Offer.
     If you change your mind, you may withdraw your election as to some or all of your Eligible Awards by completing and signing the Withdrawal Form which was provided to you previously. A properly completed Withdrawal Form must be delivered via facsimile or e-mail (via PDF or similar imaged document file) on or before 11:59 p.m., Eastern Time, on the Offer’s expiration date, currently August 31, 2009, to Beazer Homes as follows:
•	by facsimile, to (770) 350-4357, Attn: Kate Harris; or

•	by e-mail, to kharris@beazer.com
     You also may elect to include additional Eligible Awards in the Offer by submitting a new Election Form that lists all the Eligible Awards you wish to have included in the Offer. Only responses that are complete and actually received by Beazer Homes via facsimile or e-mail by the expiration date will be accepted. If you have questions regarding how to participate in the Offer, please direct them to Kate Harris at Beazer Homes via e-mail at kharris@beazer.com or call (770) 829-3719.
     Please note that our receipt of your Election Form is not by itself an acceptance of the Eligible Awards for exchange. For purposes of the Offer, Beazer Homes will be deemed to have accepted Eligible Awards for exchange that are validly submitted and not properly withdrawn as of when Beazer Homes gives oral or written notice to the submitting holders generally of its acceptance for exchange of such Eligible Awards, which notice may be made by press release, e-mail or other method of communication. Beazer Homes’ formal acceptance of the properly submitted Eligible Awards is expected to take place shortly after the expiration date of the Offer.
     This notice does not constitute the Offer to Exchange Certain Outstanding Options and Stock-settled Stock Appreciation Rights for New Restricted Stock Awards (referred to as the “Offer to Exchange”). The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; and (3) the Withdrawal Form. You also may access these documents through the SEC’s website at www.sec.gov.